[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
DIVISION OF MARKET REGULATION

SECURITIES
W

11017209

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KOVACK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6451 N. FEDERAL HIGHWAY SUITE 1201
(No. and Street)

FORT LAUDERDALE, (City) FLORIDA (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD J. KOVACK 954-782-4771
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIES, FINK AND WICHROWSKI
(Name – *if individual, state last, first, middle name*)

2201 W. SAMPLE ROAD, BLDG 9, SUITE 1B, POMPANO BEACH, FLORIDA 33073
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD J KOVACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOVACK SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

MELISSA TAYLOR
Comm# DD0873100
Expires 6/28/2013
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOVACK SECURITIES, INC.
FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009
and
INDEPENDENT AUDITORS' REPORT

KOVACK SECURITIES, INC.
TABLE OF CONTENTS

1. Independent Auditors' Report and Financial Statements
2. Report on Internal Accounting Control
3. Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the Company's SIPC Assessment Reconciliation
4. Oath of Officer and Form X-17A-5 (Focus Report)

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying statements of financial condition of Kovack Securities, Inc. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kovack Securities, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolies, Fink and Wichrowski

February 11, 2011

KOVACK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Cash and cash equivalents	$ 1,607,336	$ 1,765,817
Cash and cash equivalents, restricted	175,086	50,086
Receivables:		
Clearing broker and insurance companies	523,860	332,050
Note receivable - stockholder	157,785	
Employee advances	9,250	5,000
Prepaid expenses	59,066	33,535
Property and equipment, net of accumulated depreciation	165,328	166,955
Deposits and other assets	33,081	33,081
	$ 2,730,792	$ 2,386,524

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Accounts payable and accrued expenses	$ 341,424	$ 421,756
Commissions payable	908,056	709,945
Due to related party	219,719	74,413
Deferred rent	60,830	-
	1,530,029	1,206,114
Stockholders' equity:		
Common stock voting, no par value per share, 1,000 shares authorized, 180 and 182 shares issued, and outstanding at December 31, 2010 and 2009, respectively	3,196	3,198
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,998 and 17,824 shares issued and outstanding at December 31, 2010 and 2009, respectively	316,471	316,645
Additional paid-in capital	4,569	10,000
Retained earnings	876,527	850,567
Total stockholders' equity	1,200,763	1,180,410
	$ 2,730,792	$ 2,386,524

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenues:		
Commissions, interest and other income	$22,594,279	$19,328,908
Forgiveness of debt	-	225,000
	22,594,279	19,553,908
Expenses:		
Commissions and clearing charges	15,472,064	13,399,086
Rent	222,797	254,302
Depreciation and amortization	55,339	54,425
Interest	7,024	8,481
Other	5,904,967	5,266,866
	21,662,191	18,983,160
Net income	$ 932,088	$ 570,748

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Number of Common Shares Voting	Common Shares Non-Voting	Amount	Additional Paid–in Capital	Retained Earnings	Total
Balance December 31, 2008	182	17,998	$ 319,843	$ 10,000	$ 887,652	$ 1,217,495
Distributions					(607,833)	(607,833)
Net income	-	-	-	-	570,748	570,748
Balance December 31, 2009	182	17,998	319,843	10,000	850,567	1,180,410
Distributions					(906,128)	(906,128)
Purchase and retirement of treasury stock	(2)	(174)	(176)	(5,431)		(5,607)
Net income	-	-	-	-	932,088	932,088
Balance December 31, 2010	180	17,824	$ 319,667	$ 4,569	$ 876,527	$ 1,200,763

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2010 AND 2009

Subordinated borrowing at December 31, 2008	225,000
Increase (decrease) in subordinated borrowings	(225,000)
Subordinated borrowing at December 31, 2009	$ -
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2010	$ -

The accompanying notes are an integral part of these financial statements

KOVACK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 932,088	$ 570,748
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	55,339	54,425
Forgiveness of debt		(225,000)
Deferred rents	60,830	
Loss on disposition of assets	2,013	
Accounts receivables	(191,810)	(124,682)
Accounts receivable related party		45,711
Accounts receivable other	(4,250)	(5,000)
Note and accounts receivable stockholder	(157,785)	
Prepaid expenses	(25,531)	263,419
Accounts payable and accrued expenses	(80,332)	236,673
Accounts payable related party	145,306	74,413
Commissions payable	198,111	58,989
Deferred income	-	(10,000)
Total adjustments	1,891	368,948
Total cash flows from operating activities	933,979	939,696
Cash flows (used in) investing activities:		
Purchase of property and equipment	(55,725)	(65,997)
Total cash flows (used in) investing activities	(55,725)	(65,997)
Cash flows (used in) financing activities:		
Stockholder distributions	(906,128)	(607,833)
Acquisition of treasury stock	(5,607)	
Principal payments on notes payable insurance, net	-	(217,460)
Total cash flows (used in) financing activities	(911,735)	(825,293)
Net (decrease) increase in cash and cash equivalents	(33,481)	48,406
Cash and cash equivalents, beginning of period	1,815,903	1,767,497
Cash and cash equivalents, end of period	$1,782,422	$1,815,903
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 7,024	$ 8,481

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, as a registered securities broker-dealer with the SEC and FINRA. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, and subordinated notes payable approximate their carrying value.

Income taxes - The Company with the consent of its shareholders, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the shareholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 and 2009 consists of the following:

	2010	2009	Estimated useful lives
Office equipment and furniture	$ 402,958	$ 438,629	5 years
Leasehold improvements	37,327	37,327	7 years
	440,285	475,956	
Less accumulated depreciation	(274,957)	(309,001)	
	$ 165,328	$ 166,955	

Depreciation expense charged to income was $55,339 and $54,425 in 2010 and 2009, respectively.

4. LEASES

The Company has several non-cancelable leases for transportation equipment, and office facilities that expire over the next five years. The following is a schedule of future minimum lease payments (common area maintenance not included) for operating leases as of December 31, 2010: 2011 – $174,124, 2012 - $165,522, 2013 - $140,631, 2014 - $140,709, and 2015 - $145,039. Rental expense for the Company's corporate headquarters totaled $222,797 and $254,303 for the years ended 2010 and 2009 respectively.

5. PENSION PLAN

Beginning in 2007, the Company is sponsoring a 401k pension plan for the benefit of its employees. Contributions to the plan were $34,063 and $34,154 for the years ended December 31, 2010 and 2009, respectively.

6. COMMITTMEMTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $99,301 and $339,465 of settlement costs in 2010 and 2009, respectively.

7. RELATED PARTY TRANSACTIONS

Kovack Securities, Inc. (KSI) acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors Inc. (KAI) a registered investment advisor and related party. As the introducing broker/dealer, KSI provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the years ended December 31, 2010 and 2009, the Company earned commissions for this back office support of $542,464 and $356,795, and a management fee of $12,000 and $12,000 for services provided, respectively. On December 31, 2010 and 2009, KSI owed KAI $219,719 and $74,413, respectively.

8. COMMON STOCK

On December 31, 2008 the Company authorized the issuance of 100,000 shares of common stock to be split between 1,000 Voting shares, and 99,000 Non-Voting shares. Existing shareholders exchanged their shares on a pro-rate basis, 1 common share of Voting stock, and 99 common shares of Non-Voting for every 10 shares of previously held common stock resulting in the issuance of 182 Voting shares and 17,998 Non-Voting shares.

On January 5, 2010 the Company acquired two shares of voting common stock, and 174 shares non-voting common stock from a former minority stockholder for a total acquisition price of $5,607. The shares were subsequently retired.

9. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with a major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution.

10. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 1,782,422	$ -	$ -	$ 1,782,422

11. REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

12. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $761,251, which was $659,351 in excess of its required net capital of $101,900. The Company's net capital ratio was 2.01 to 1.

13. REPORTING REQUIREMENTS UNDER RULE 17a-5

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Act of 1934, which requires certain brokers and dealers to file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing Form X-17A-5 with the Commission. Copies of Parts I and II of Form X-17A-5 and any comments as to weaknesses found in the accounting system, the internal accounting controls or procedures for safeguarding securities are available for examination at the Fort Lauderdale, Florida, office of the Company, and in the regional office of the Securities and Exchange Commission.

KOVACK SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL COMPUTATION:

Total stockholders equity qualified for net capital	$ 1,200,763
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	1,200,763
Deducts and or charges:	
Total non-allowable assets	(424,510)
Net capital before haircuts	776,253
Haircuts on securities:	
Other securities	(15,002)
Undue concentrations	
Money markets	-
	(15,002)
Net capital	$ 761,251

RECONCILIATION:

Net capital, per page 3 of the December 31, 2010 un-audited Focus Report, as originally filed	$ 956,288
Net audit adjustments	(195,037)
Net capital, per December 31, 2010 audited report, as filed	$ 761,251

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In planning and performing our audit of the financial statements of Kovack Securities, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers of perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolies, Fink and Wichrowski

Pompano Beach, Florida
February 11, 2011

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Kovack Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kovack Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kovack Securities, Inc's management is responsible for the Kovack Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal of the Kovack Securities, Inc., noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with Kovack Securities, Inc. financial statements and general ledger and supporting schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Margolies, Fil and Weitkowski

Pompano Beach, Florida
February 11, 2011

****AMENDED****

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(31-REV 5/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050847 FINRA DEC
Kovack Secutities, Inc.
6541 N. Federal Highway
Suite 1201
Fort Lauderdale, FL 33308-1415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Kovack 954-782-4771

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 13,941
B. Less payment made with SIPC-6 filed (exclude interest) 7/27/10 Date Paid	(5,012)
C. Less prior overpayment applied (Less payment 2/9/11)	(8,779)
D. Assessment balance due or (overpayment)	150
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 150
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 150
H. Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kovack Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chair
(Title)

Dated the 22 day of Feb, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 22,596,292
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,443,004
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	455,700
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 121,151	
Enter the greater of line (i) or (ii)	121,151
Total deductions	17,019,855
2d. SIPC Net Operating Revenues	$ 5,576,437
2e. General Assessment @ .0025	$ 13,941

(to page 1 but not less than $150 minimum)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X 16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: KOVACK SECURITIES INC. [13]

SEC. FILE NO.: 8-50847 [14]

FIRM ID NO.: 44848 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

6451 N. FEDERAL HWY., SUITE 1201 [20]
(No. and Street)

FT. LAUDERDALE [21] (City) FL [22] (State) 33308 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/10 [24]

AND ENDING (MM/DD/YY): 12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Ronald Kovack [30]

(Area code) - Telephone No.: (954) 782-4771 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO [X 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y 42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22nd day of Feb 20 11

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KOVACK SECURITIES INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-50847 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 1,782,422 [200]		$ 1,782,422 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	250,522 [295]		
B. Other	273,338 [300]	$ 157,785 [550]	681,645 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	165,328 [680]	165,328 [920]
11. Other assets	[535]	101,397 [735]	101,397 [930]
12. Total Assets	$ 2,306,282 [540]	$ 424,510 [740]	$ 2,730,792 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC. as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	1,197,156	1115		1305	1,197,156	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	332,873	1205		1385	332,873	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 1,530,029	1230	$	1450	$ 1,530,029	1760

Ownership Equity				
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock			319,667	1791
B. Common stock			4,569	1792
C. Additional paid-in capital				1793
D. Retained earnings			876,527	1794
E. Total			1,200,763	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 1,200,763	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 2,730,792	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KOVACK SECURITIES INC. as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	1,200,763	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				1,200,763	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	1,200,763	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 424,510	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	424,510)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	776,253	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)	15,002	3736	(	15,002)	3740
10. Net Capital			$	761,251	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KOVACK SECURITIES INC. as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	102,002	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	102,002	3760
14. Excess net capital (line 10 less 13)	$	659,249	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	608,248	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 1,530,029	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 1,530,029	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 200.99	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KOVACK SECURITIES INC.

For the period (MMDDYY) from 10/01/10 [3932] to 12/31/10 [3933]
Number of months included in this statement 3 [3931]

REVENUE

STATEMENT OF INCOME (LOSS)

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 650,475	3935
b. Commissions on listed option transactions	72,052	3938
c. All other securities commissions	4,042,769	3939
d. Total securities commissions	4,765,296	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	560,304	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	1,164,483	3995
9. Total revenue	$ 6,490,083	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			109,558	4120
11. Other employee compensation and benefits			22,732	4115
12. Commissions paid to other brokers-dealers			4,538,023	4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			304,336	4195
15. Other expenses			1,152,819	4100
16. Total expenses			$ 6,127,468	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 362,615	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 362,615	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	(82,110)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KOVACK SECURITIES INC.

For the period (MMDDYY) from 10/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 926,767	4240
A. Net income (loss)		362,615	4250
B. Additions (includes non-conforming capital of	$ [4262])		4260
C. Deductions (includes non-conforming capital of	$ 88,619 [4272])	88,619	4270
2. Balance, end of period (from item 1800)		$ 1,200,763	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KOVACK SECURITIES INC. as of 12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
Pershing;National Financial [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2010 [8004]
or if less than 12 months

Report for the period beginning 01/01/10 [8005] and ending 12/31/10 [8006]
MM DD YY MM DD YY

SEC FILE NUMBER: 8-50847 [8011]

1. NAME OF BROKER DEALER

KOVACK SECURITIES INC. [8020] N 9

OFFICIAL USE ONLY

Firm No. M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	2	[8073]
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	[8074]
5. Respondent makes markets in the following securities: (a) equity securities	(enter applicable code: 1=Yes 2=No)	2	[8075]
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	[8076]
(c) other debt instruments	(enter applicable code: 1=Yes 2=No)	2	[8077]
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	[8078]
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	[8079]
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	[8084]
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only) (a) Public customer accounts		0	[8080]
(b) Omnibus accounts			[8081]
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	[8085]

FOCUS REPORT

Schedule I

page 2

11. Respondent clears its public customer accounts in the following manner: (enter a "1" in appropriate boxes)		
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091
12.(a) Respondent maintains membership(s) on national securities exchanges(s): (enter applicable code 1=Yes 2=No)	1	8100
(b) Names of national securities exchange(s) in which respondent maintains memberships: (enter a "1" in appropriate boxes)		
(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other	1	8129
13. Employees:		
(a) Number of full-time employees	30	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	15	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104
Carrying or clearing firms filing X-17A Part II)		
16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)		1	8111
18. Number of branch offices operated by respondent		175	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)		2	8130
(b) Name of parent or affiliate	8131		
(c) Type of institution	8132		
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)		2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)		2	8114
(b) Name of parent	8116		
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)		2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*		2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period.	$	0	8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income	$	(12,536)	8151